Exhibit 99.1

News Release
April 19, 2022

Turquoise Hill announces first quarter 2022 production and Oyu Tolgoi mine and corporate update

MONTREAL - Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced first quarter 2022 production and provided an Oyu Tolgoi LLC (“Oyu Tolgoi” or “OT”) mine and corporate update.

Q1 2022 Highlights

●	As planned, Q1 2022 copper and gold production from the open pit and underground was lower vs Q1 2021 due to lower copper and gold head grade.

o	Copper production of 30.3 thousand tonnes of copper in concentrate, a decrease of 33% vs Q1 2021 and a decrease of 22% vs Q4 2021

o	Gold production of 59 thousand ounces of gold in concentrate, a decrease of 60% vs Q1 2021 and a decrease of 25% vs Q4 2021

o
Copper production guidance for 2022 remains within the range of 110,000 to 150,000 tonnes. Gold production guidance has been revised from a range of 115,000 – 165,000 ounces to 135,000 – 165,000 ounces and is trending toward the higher end of the range.

●
Expenditures on property, plant and equipment for 2022 are now expected to be approximately $155 million to $185 million for open-pit operations due to schedule changes impacting the timing of spend. This is compared to the Company’s original guidance of $170 million to $200 million.

●	Mill throughput of 9.58 million tonnes in Q1 2022 was 9% lower than Q4 2021 and 2% lower than Q1 2021 in line with expectations due to planned maintenance.

COVID-19

Safety continues to be the Company’s top priority and controls remain in place at site to protect our people.

During Q1 2022, COVID-19 cases identified at Oyu Tolgoi have trended downward. Consequently, onsite workforce numbers over the quarter increased to approximately 90% of plan with mobilisation of personnel across multiple work-fronts. COVID-19 related restrictions for international arrivals to Mongolia have been lifted.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The total cumulative increase to the Definitive Estimate underground development capital cost due to the impacts of COVID-19 through the end of Q1 2022 increased by $20 million to $195 million. This increase includes the currently known, incremental, time-related costs of COVID-19 restrictions. The underground mine cost and schedule review and update is underway and is still expected to be completed in Q2 2022.

Open Pit Operations and Underground Development

During Q1 2022, the combined open pit and underground operations produced 30.3 thousand tonnes of copper in concentrate and 59 thousand ounces of gold in concentrate. This was a planned reduction from Q4 2021 due to lower throughput and a reduction in both copper and gold head grades.

The mill feed for Q1 2022 included approximately 262 thousand tonnes @ 0.52% Cu and 0.25g/t Au of underground development material. The remaining 9.32 million tonnes of mill feed was sourced from open pit low grade stockpiles and supplemented with higher grade material from Phase 4B and Phase 5. Mining in Phase 4B was completed in March 2022. Mill head grades will remain low through to the end of the year as mined material direct mill feed will continue to be supplemented by low grade stockpiles.

As previously disclosed, the open pit optimisation opportunities to reduce the impact of the previously forecast metal deferral are improving in definition. Related work is still expected to be incorporated into an updated mine plan in Q3 2022.

During Q1 2022, the underground project achieved several significant milestones including the commencement of the undercut and commissioning of both the Material Handling System 1 and the first on-footprint truck chute. Despite the commencement of the undercut a month later than expected, the timing of first drawbell remains aligned with the previously disclosed timing in Q3 2022. Undercut blasting and on footprint construction work, including roadways and steel set construction, continues to progress well ahead of the first drawbell blast. Infrastructure to support production ramp up also progressed during the quarter, including completion of the conveyor to surface decline mining and transfer chamber mass excavation. Shaft 3 headframe was commissioned and sinking commenced on March 31 with the cumulative sinking level now at 83 metres below ground level. Shaft 4 sinking re-started on March 25 after work was interrupted on February 17 due to an electrical fault. Shaft 4 advancement is now 190 metres below ground level. Although progress of these shafts continued during the quarter, challenges with sinking rates continue, and a program of work has been initiated to optimize shaft sinking progress going forward. The impact of shaft sinking rates and related optimization efforts on post-Panel 0 ramp up is currently being evaluated and will be incorporated into the underground mine cost and schedule review and update.

Force Majeure

Oyu Tolgoi concentrate shipment volumes to customers continued to steadily improve with on-site concentrate inventory levels reducing by 30% over the quarter. Above target inventory levels remained at the end of Q1 2022, and management continues to focus on returning them to target levels. The challenges relating to the continued COVID-19 related Mongolia / Chinese border restrictions, which resulted in force majeure being declared from March 30, 2021, continue despite the improvements experienced during the quarter. Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Oyu Tolgoi Production Data
All data represents full production and sales on a 100% basis

	1Q	2Q	3Q	4Q	1Q	Full Year
	2021	2021	2021	2021	2022	2021

Open pit material mined (‘000 tonnes)	22,588	15,829	22,588	23,979	24,386	84,983
Ore treated (‘000 tonnes)	9,813	9,401	9,336	10,573	9,581	39,124
Average mill head grades:
Copper (%)	0.56	0.47	0.53	0.46	0.40	0.50
Gold (g/t)	0.68	0.50	0.63	0.38	0.32	0.54
Silver (g/t)	1.29	1.19	1.29	1.27	1.25	1.26
Concentrates produced (‘000 tonnes)	201.9	173.2	191.9	182.7	144.3	749.6
Average concentrate grade (% Cu)	22.5	21.2	21.9	21.3	21.0	21.7
Production of metals in concentrates:
Copper (‘000 tonnes)	45.4	36.7	41.9	38.9	30.3	163.0
Gold (‘000 ounces)	146	113	131	79	59	468
Silver (‘000 ounces)	255	235	249	238	211	977
Concentrate sold (‘000 tonnes)	186.3	92.6	224.4	165.9	148.3	669.2
Sales of metals in concentrates:
Copper (‘000 tonnes)	39.0	19.6	46.4	34.4	29.9	139.4
Gold (‘000 ounces)	111	73	149	102	57	435
Silver (‘000 ounces)	207	106	278	192	179	783
Metal recovery* (%)
Copper	86.3	79.7	83.9	80.1	78.1	82.8
Gold	72.2	69.3	68.7	59.3	59.0	68.4
Silver	65.3	62.5	64.1	55.1	54.3	61.6

*Metal recovery is a function of head grade and reflects grades delivered in the quarter.

Technical Information included in this Press Release

Disclosure of information of a scientific or technical nature in this press release in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Ms. Dudley is a “qualified person” as that term is defined in National Instrument 43-101—Standards of Disclosure for Mineral Projects.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Investors and Media
Roy McDowall
roy.mcdowall@turquoisehill.com
Follow us on Twitter@TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into with the Government of Mongolia announced on January 24, 2022 (the GoM Agreements) are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of Oyu Tolgoi LLC (OT LLC) to incur any additional indebtedness; the implementation and successful execution of the updated funding plan that is the subject of the Amended and Restated Heads of Agreement (the Amended HoA) dated as of January 24, 2022 between the Company and Rio Tinto, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Amended HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Amended HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto to the Company under the Amended HoA; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the Amended HoA in light of future and then prevailing market conditions; the expectations set out in the 2020 Oyu Tolgoi Technical Report (2020 OTTR); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in the international tax arbitration brought by OT LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (SOPP) and related amendments to the Power Source Framework Agreement (PSFA), as amended, as well as power purchase agreements and extensions thereto; finalization of an agreement with Inner Mongolia Power International Cooperation Co., Ltd (IMPIC) on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; capital and operating cost estimates; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalization of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended and restated; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings, including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; the Company’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of the Oyu Tolgoi project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the approval or non-approval by the OT LLC Board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in the 2020 OTTR); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information form for the year ended December 31, 2021 (“AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com